CASTLE BRANDS INC.
570 Lexington Avenue, 29th Floor
New York, NY 10022
April 4, 2006
Via Fax and Edgar Submission
Securities and Exchange Commission
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Castle Brands Inc. Registration Statement
On Form S-1 (File No. 333-128676)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Castle Brands Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. on April 5, 2006 or as soon as practicable thereafter.
The Company acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any persons under the federal securities laws of the United States.
CASTLE BRANDS INC.

By:	/s/ Mark Andrews

Mark Andrews
Chairman and Chief Executive Officer